As filed with the Securities and Exchange Commission on October 22, 2007.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

Western Asset Inflation Management Fund Inc.

(Name of Subject Company (issuer))

Western Asset Inflation Management Fund Inc.

(Name of Filing Person (offeror))

Common Stock,

$0.001 Par Value Per Share

(Title of Class of Securities)

95766U107

(CUSIP Number of Class of Securities)

ROBERT I. FRENKEL

SECRETARY

WESTERN ASSET INFLATION MANAGEMENT FUND INC.

300 FIRST STAMFORD PLACE, 4TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 890-7041

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Sarah E. Cogan, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee*
N/A	N/A

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

ITEMS 1 - 11.

Not applicable.

ITEM 12.	EXHIBITS

99.1	Text of press release issued on October 19, 2007.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.